Texxon Holding Limited

703, Block A, 1799 Wuzhong Road

Minhang District, Shanghai, China, 200335

Tel: +86 574-62629970

VIA EDGAR

March 31, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Abe Friedman Theresa Brillant Rebekah Reed Donald Field

Re: Texxon Holding Limited

Registration Statement on Form F-1

Filed August 14, 2024

File No. 333-281530

Ladies and Gentlemen:

Texxon Holding Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 27, 2024, relating to Registration Statement on Form F-1, filed by the Company to the Commission on August 14, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar Amendment No.1 to the Registration Statement (the “Amendment No.1”) with this response letter.

Registration Statement on Form F-1 filed August 14, 2024

Management

Employment Agreements, page 136

1.	We note from your disclosure that the terms of two of your officers’ labor contracts with Net Plastic Technology expired as of April 30, 2024 and June 30, 2024, and the form of labor contract filed as Exhibit 10.15 provides that it will be renewed “if both parties agree to renew it.” Please clarify whether Hui Xu and Bo Ren have renewed their employment and compensation arrangements with Net Plastic Technology. Additionally, please file each officer’s individual labor contract with Net Plastic Technology, rather than filing a form of such agreement, or explain why you are not required to do so. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosures on page 130 of the Amendment No.1 and filed each officer’s individual labor contract with Net Plastic Technology as exhibits to the Amendment No.1.

Financial Statements, page F-1

2.	Please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Response: In response to the Staff’s comment, we have included our financial statements for the fiscal year ended June 30, 2024 in the Amendment No.1.

Note 2 - Summary of Significant Accounting Policies

Revenue recognition, page F-9

3.	We have reviewed your response to prior comment 9. It is still not clear to us how you determined that you have obtained control of the goods being sold prior to the goods being transferred to the customer. In this regard, we note from your disclosure on page 1 that you “work with suppliers to ship products directly to customers or have customers pick up the products by themselves” which appears to indicate control of the goods are transferred from the supplier to the customer. Also note per ASC 606-10-55-37, “an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer.” Additionally, the company’s sales process shares many similarities with Example 45 of ASC 606-10-55, in your response tell us your consideration of ASC 606-10-55-317 through 319. Include in your response the relevant contractual terms (rights and obligations) between you and both the customer and supplier. Also tell us if you have any further obligations to the customer after the products have been provided, including as it relates to damaged or returned products. Lastly, tell us if the price specified in the customer contract is the same price listed on your mobile app or WeChat Mini-Program.

Response: In response to the Staff’s comment, we have considered the following indicators outlined in paragraph 606-10-55-39 in accordance with ASC 606-10-55-317 through 319:

ASC 606-10-55-317 and ASC 606-10-55-318A

We operated the mobile app and WeChat Mini-Program to enable customers to purchase products from us, not from suppliers. The counterparty in the sales transaction is us, not the suppliers, as customers cannot access supplier information through the mobile app or WeChat. All the products listed on our mobile app and WeChat Mini-Program are offered by us. We determine what product information to be published on our mobile app and WeChat Mini-Program. Under the terms of our sales agreement with customers, we are responsible for fulfilling the promise to provide the specified goods.

We are responsible for the acceptability of the goods. According to the acceptance terms of our sale agreement, customers should inspect the packaging and quantity upon pickup or delivery. Customers are required to deliver the receipt of acceptance within a specified period. The products are deemed accepted if customers do not notify us of any rejection within this period. This grants customers a right to accept or reject the goods upon the inspection, and we are obligated to provide the acceptable products. For example, we are obligated to provide a replacement for the damaged products in transit for the sales that ship products directly from suppliers’ warehouse.

We have the obligation to ensure the quality of the products. Per the quality assurance terms of our sale agreement, if there are concerns about the acceptability of the products, customers may submit us a written notice along with a third-party inspection report within certain days after receiving the products. If the original products are deemed unacceptable based on our investigation, we are obligated to provide a replacement for the defective products at no additional cost.

ASC 606-10-55-318B

We conclude that we control the specified goods before they are transferred to customer. We can direct the products to parties other than the customer or prevent the supplier from transferring those products to customer as we designate the delivery method, time and place under the terms of our purchase agreement with suppliers.

ASC 606-10-55-318C

As part of reaching that conclusion, we considered the following indicators in paragraph 606-10-55-39. We conclude that these indicators provide further evidence that we control the specified goods before they are transferred to the customers:

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

We are primarily responsible for fulfilling the promise to provide the specified goods and the acceptability of the goods.

If a supplier fails to deliver the goods, we initiate a request for a new supplier to prepare the products. If the original supplier does not fulfill the contract within the agreed time, we enter a purchase agreement with the new supplier, notify the transportation provider in writing to redirect to the new supplier’s warehouse to pick up the products and then deliver to the location specified by our customer.

If there are concerns about the acceptability of the goods, the customer may submit us a written notice along with an inspection report within certain days after receiving the goods, according to our sale agreement with the customer.

Therefore, we are primarily responsible for fulfilling the promise to provide the specified goods.

b.	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return).

We have three delivery methods: designate transportation provider to deliver, have customers pick up the products, and ship products directly from suppliers’ warehouse. Under each delivery method, we bear the inventory risk during the period after the control is transferred from the suppliers to us and before the control is transferred to customers. This period can range from hours to days.

For transactions that designate transportation provider to deliver, control of the products transfers to customers when they are delivered to and accepted by the customer under the terms of our sales agreement with customers. Control transfers to us when the products pickup by our designate transportation provider under the terms of our purchase agreement with suppliers. We have control of the products and bear the inventory risk from the products are picked up by our designate transportation provider until they are delivered to and accepted by the customer. We are responsible for designating the transportation provider and paying for the transportation cost. Also, we are responsible for any damage that occurs during transportation and purchase insurance to cover our potential losses.

For transactions that have customers pick up the products, control of the product transfers to customer when the products are picked up and accepted by the customer under the terms of our sales agreement with customers. Control transfers to us when the supplier notifies us that the products are ready for pickup under the terms of our purchase agreement with suppliers. We have control of the products and bear the inventory risk from the time the supplier notifies us that the products are ready for pickup until the time the products are picked up and accepted by the customer. This period can range from hours to days. According to our purchase agreement with the supplier, we are responsible for paying all storage costs starting from the date the supplier notifies us that the goods are available for pickup.

For transactions that ship products directly from suppliers’ warehouse, control of the products transfers to the customer when they are delivered to and accepted by the customer under the terms of our sales agreement with customers. Control transfers to us when the products are dispatched from the supplier’s warehouse under the terms of our purchase agreement with suppliers. We have control of the products and bear the inventory risk from the time the products are dispatched from the supplier’s warehouse until they are delivered to and accepted by the customer. This period can range from hours to days. We are responsible for any damage that occurs during transportation and purchase insurance to cover our potential losses.

Moreover, we assume the inventory risk if the customer does not accept the goods or returns them. We are responsible for any damage and additional cost, such as storage cost of returned products.

Therefore, we bear the inventory risk before the control of the product and risk of loss between after the control were transferred from the suppliers to us and before the control were transferred to customers.

c.	The entity discretion in establishing the price for the specified good or service.

The price specified in the customer contract differs from the price listed on our mobile app or WeChat Mini-Program. The price provided on the mobile app or WeChat Mini-Program does not represent a quotation; it is for informational purposes only. Once the customer initiates a purchase request, we provide a quotation based on our assessment of the customer. This assessment is dynamic and considers various factors such as the customer’s financial situation, credit data, market position within the industry, purchase history, and past fulfillment behavior. We negotiate with the customer to finalize the sales price. The sales price may vary for each customer and each transaction.

Additionally, our purchase price from the supplier is determined on the purchase agreement with the supplier and is negotiated independently of the customer contract. Consequently, we assume the risk associated with any price variances, whether they result in a financial loss or gain.

Therefore, we have discretion in establishing the prices for the specified goods.

ASC 606-10-55-319

Consequently, we conclude that we act as a principal, and our performance obligation is to fulfill the promise to provide the specified goods. As a result, we recognize revenue at the gross amount.

* * *

We thank the Staff for your review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Wei Wang, Esq. of Ellenoff Grossman & Schole LLP, at wwang@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

By:	/s/ Hui Xu
Name:	Hui Xu
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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